Exhibit 23(m)(3) under Form N-1A
Exhibit 99 under Item 601/Reg. S-K

Amendment #1 to EXHIBIT A
to the
Distribution Plan

FEDERATED ADJUSTABLE RATE SECURITIES FUND
Institutional Service Shares

This Amendment #1 to Exhibit A to the Distribution Plan is adopted as of the 15th day of November, 2007, by Federated Adjustable Rate Securities Fund with respect to the Class of Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Institutional Service Shares of Federated Adjustable Rate Securities Fund held during the month.

Witness the due execution hereof this 1st day of December, 2007.

FEDERATED ADJUSTABLE RATE SECURITIES FUND

By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President